SOUTHCOAST FINANCIAL CORPORATION
530 Johnnie Dodds Boulevard
Mt. Pleasant, South Carolina 29464

Telephone: (843) 884-0504

December 29, 2011

Mr. Hugh West
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D. C. 20549

Re:         Southcoast Financial Corporation
Form 10-K for the Fiscal Year Ended December 31, 2010, filed March 10, 2011
Form 10-Q for the Quarterly Period Ended September 30, 2011, filed November 14, 2011
File No. 000-25933

Dear Mr. West:

Set forth below are our responses to your comment letter, dated December 8, 2011, relating to the filings listed above.

COMMENT:

Form 10-Q for the Quarterly Period Ended September 30, 2011
Item 1. Financial Statements
Notes to Condensed Consolidated Financial Statements
Note 5 – Investment Securities, page 8

We have reviewed your response to comment number three. Please provide us with a draft of your proposed disclosure and revise future filings to address all the facts and circumstances related to Security B which is receiving payment-in-kind (PIK) interest. Specifically discuss the following:

•	the relevant provisions of Security B that allow security holders to receive PIK interest;

•	the reasons why you, as the Security B holder, are receiving PIK interest;

•	the risk to the company as a holder of Security B;

•	how PIK interest payments impact the different tranches of Security B and how it impacts the tranche that you own; and

•
the analysis prepared to determine when the company expects Security B to begin paying cash interest; and how the fact that Security B receiving PIK interest was incorporated into your analysis of the present value of cash flows expected to be collected to determine other-than-temporary impairment.

RESPONSE:

Below is a revised draft of an excerpt from Note 5 to the Company’s Condensed Consolidated Financial Statements for September 30, 2011 which includes additional language to addresses the items in your December 8, 2011 letter.  We plan to use a similar pattern of disclosure where relevant to disclose the facts as they appear in future filings.

[Excerpt from Note 5 – Investment Securities]

The following tables show gross unrealized losses and fair value, aggregated by investment category, and length of time that individual securities have been in a continuous unrealized loss position, at September 30, 2011 and December 31, 2010.

Available for Sale
September 30, 2011
	Less than		Twelve Months
	Twelve Months		or More		Total
		Unrealized		Unrealized		Unrealized
	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses

Mortgage backed	$-	$-	$-	$-	$-	$-
Municipal securities	-	-	-	-	-	-
Other	86,141	63,859	1,043,377	2,486,632	1,129,518	2,550,491

Total	$86,141	$63,859	$1,043,377	$2,486,632	$1,129,518	$2,550,491

	December 31, 2010
	Less than		Twelve Months
	Twelve Months		or More		Total
		Unrealized		Unrealized		Unrealized
	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses

Mortgage backed	$38,868,650	$904,061	$1,056,758	$81,874	$39,925,408	$985,935
Municipal securities	6,782,898	210,605	446,500	49,303	7,229,398	259,908
Other	-	-	694,752	3,004,712	694,752	3,004,712

Total	$45,651,548	$1,114,666	$2,198,010	$3,135,889	$47,849,558	$4,250,555

Securities classified as available-for-sale are recorded at fair market value. Unrealized losses on securities in a continuous loss position for twelve months or more totaled $2,486,632 which included two securities comprising 98% of total unrealized losses, and $3,135,889, which included five securities comprising 74% of total unrealized losses, at September 30, 2011 and December 31, 2010, respectively.  The Company does not intend to sell these securities and it is more likely than not that the Company will not be required to sell these securities before recovery of their amortized cost.

The unrealized loss attributable to other securities relates to market valuations on two individual pooled trust preferred securities.  The Company believes, based on industry analyst reports, credit ratings, and third party other-than-temporary loss impairment evaluations, that the deterioration in the value of these securities is attributable to a combination of the lack of liquidity in both of these securities and credit quality concerns for one of the two securities.  These securities are considered Level 3 securities in the fair value hierarchy, as they both trade in less than liquid markets.

One of the Company’s pooled trust preferred securities with an amortized cost of approximately $1.8 million and fair value of approximately $1.0 million is receiving contractual interest payments, while the other with an amortized cost of approximately $1.7 million and fair value of approximately $19,000 is receiving payment-in-kind interest in lieu of cash interest payments.  Due to the over-collateralized credit position of the security currently receiving interest payments, no other-than-temporary impairment was recognized on this security. Payment-in-kind interest consists of capitalization of interest amounts due on a security.  In accordance with terms outlined in its offering circular, the security not currently paying interest has its deferred interest capitalized and added to the principal balance of the security.  Future interest payments are accrued on these larger principal balances.  Payment-in-kind interest was triggered on this security due to deferrals of interest payments by individual issuers within the pool of issuers.  Individual issuers are allowed to defer their interest payments for periods of up to five years.  The securities issued by the pool are divided into several tranches, with the A tranche securities being the most senior in terms of payment priority and Income Notes being the least senior.  The Company owns notes in the C tranche of the securities.  Each tranche must pass an overcollateralization test in order for note holders in subordinate tranches to receive their contractual interest payments.  The overcollateralization test is based on total performing collateral in the pool divided by total outstanding debt within the tranche.  The most senior pool failing its overcollateralization test will receive principal paydowns on its outstanding notes in addition to contractual interest payments in order to cure its failure.  These additional payments will be diverted from note holders in subordinate tranches who will instead receive payment-in-kind interest.  At September 30, 2011 there was $235,361,000 of performing collateral in the pool.  The table below summarizes balance and overcollateralization data for the individual tranches at September 30, 2011.

(Amounts in thousands)

Tranche	Current Balance	Required Overcollateralization %	Current Overcollateralization %
A	$202,470	128.00%	116.21%
B	40,829	115.00%	96.71%
C	44,920	106.20%	81.64%
D	26,248	100.30%	74.82%
Income Notes	18,000	N/A	N/A

As shown above, all tranches currently fail their overcollateralization test.  According to the structured payment terms for the securities issued by the pool, interest payments are currently being diverted from subordinate tranches to pay down total principal balances in the A tranche.  If and when these payments reduce the principal balance in the A tranche by enough to pass its overcollateralization requirement, the B tranche securities will begin to receive contractual interest payments, and additional payments will be diverted from subordinate tranches in order to meet its overcollateralization requirement.  This payment structure, known as a waterfall, is designed to continue until all tranches meet their overcollateralization requirement.  However, this outcome is dependent on the level of future interest deferrals and defaults by individual issuers.  Any shortfalls to contractual principal and interest payments due will be borne in reverse order of payment priority, with the most subordinate tranche having the largest loss and the most senior tranche having the smallest loss.  As a note holder in the C tranche of this structure, the Company’s principal and interest claims are subordinate to the principal and interest claims of note holders in the A and B tranches.  More specifically, the Company and other tranche C note holders would stand to lose 100% of their principal and interest before note holders in the B tranche lost their first dollar, and tranche B note holders would lose 100% of their investment before tranche A note holders experienced any loss.

The Company uses a firm specializing in security valuations to evaluate the security receiving payment-in-kind interest for other-than- temporary impairment (“OTTI”).  This firm uses the OTTI evaluation model to compare the present value of expected cash flows to the previous estimate to measure whether there are any adverse changes in cash flows during the quarter.  The OTTI model considers the structure and term of each trust preferred security and the financial condition of the underlying issuers.  Specifically, the model details interest rates, principal balances of note classes and issuers, the projected timing and amount of interest and principal payments of the underlying issuers, and the allocation of payments to the note classes.  The allocation of payments to the note classes follows the payment priority hierarchy for the individual tranches.  The OTTI evaluation prepared as of September 30, 2011 predicts the Company will resume receipt of its contractual principal and interest payments during the year 2019, which is when the B tranche is projected to pass its overcollateralization test.  These projections are based on estimates and assumptions developed from current financial data for the underlying issuers and may change in subsequent periods based on future financial data which could alter the estimates and assumptions.

The current estimate of expected cash flows is based on the most recent trustee reports and any other relevant market information including announcements of interest payment deferrals or defaults of underlying trust preferred securities.  The OTTI evaluation model assumes no recoveries on defaults.  The result of the valuation firm’s analysis indicated approximately $176,000 of credit loss as of  March 31, 2011, June 30, 2011, and September 30, 2011, which was recognized as an other-than-temporary loss in the first quarter of 2011.  No credit losses had been recognized on these securities prior to 2011, and there were no changes to credit losses recognized in earnings for the quarter ended September 30, 2011. Total other-than- temporary impairment in accumulated other comprehensive income was $1,130,000 for securities available for sale at September 30, 2011.

The following table provides certain relevant details on each of our pooled trust preferred securities as of September 30, 2011, including the book value, fair value, and unrealized losses on the securities, as well as certain information about the overall pools and the current status of its underlying issuers.  “Excess Subordination” is a measure of the excess performing collateral in the pool beyond the total level of debt outstanding in the pool with an equal or greater level of preference in the payment structure.  It is expressed in the tables below as a percentage of performing collateral.  It represents the percentage reduction in performing collateral that would precede an inability of the security to make contractually required payments to the Company.

September 30, 2011
(Amounts in thousands)
	Security A	Security B

Book Value	$1,799	$1,731
Fair Value	$1,024	$19
Unrealized Loss	$775	$1,712
Number of underlying financial institution issuers	48	42
Number of deferrals and defaults	15	16
Additional expected deferrals/ defaults*	N/A	0/2
Excess Subordination as a percentage of performing collateral^	12.41%	N/A

* No assessment of these numbers was made for Security A as it was not modeled for cash flows due to its current payment status and its excess subordination. For Security B, this includes issuers for which there is an estimated probability of deferral or default of 50% or greater.  None of the remaining performing collateral was projected as a future deferral or default, due to low non-performing asset to capital ratios; two deferring issuers were projected to default.

    ^Security B is in a support tranche and has no excess subordination.

The credit quality of the pooled trust preferred securities is directly related to the financial strength and ability to make contractual interest payments of the underlying issuers in these securities, most of which are banks or bank holding companies.  As such, these securities may show additional other-than-temporary impairment in future periods if the financial condition of the underlying issuers further deteriorates.

[End of Excerpt]

We acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (843) 216-3019 or email me at cheslop@southcoastbank.com.

Sincerely,

s/  William C. Heslop

William C. Heslop
Senior Vice President and Chief Financial Officer